SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that it received, on October 25, 2021, from the Brazilian Securities Commission (“CVM”), Official Letter No. 233/2021/CVM/SEP/GEA-1, requesting clarification from regarding the news published on 10.22.2021, in the website “Infomoney”, in the News section, under the title: "Eletrobras receives proposals from banks for privatization, sources tell Bloomberg", as transcribed at the end of this Announcement.

In view of the aforementioned official letter, we hereby inform that the content contained in the mentioned news has been properly disclosed by the Company, through the appropriate channels, through the Relevant Facts and Markets Announcements.

According to the market announcement dated April 27, 2021, Eletrobras is responsible for contracting the specialized technical services necessary to carry out a potential primary public offering, provided for in Law 14182/2021, within the scope of the privatization process of Eletrobras (“Offer”). Among these services, the contracting of the syndicate of banks that will structure the referred operation is included, pursuant to Resolution CPPI 176. Through the market announcement, disclosed on October 22, 2021, the selection process of these institutions is in progress.

The final values of the Offer are still under evaluation and, according to the approval, which took place on October 19, 2021, by the CPPI, it must be in an amount equivalent to the grant bonus to be paid to the federal government for new 30-year grants of the plants provided for in Law 14182/2021. According to CNPE Resolution number 15, such bonus is estimated at BRL 23.2 billion, an amount that may be revised based on ongoing assessments by the Federal Court of Auditors. According to CPPI Resolution 203/2021, if the Offer is not sufficient to dilute the Federal Government's interest to 45% or less of the common shares, a secondary offer may be carried out to reach that percentage. All this information was contained in the publications made by the Company, through Relevant Facts, in particular that dated October 19, 2021 and the Market Announcement of October 20, 2021.

Rio de Janeiro, October 26, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Transcript of Official Letter No. 233/2021/CVM/SEP/GEA-1:

Subject: Request for clarification on news.

Mrs. Officer,

1. We refer to the news published on 10.22.2021, on the Infomoney website, in the News section, under the title: "Eletrobras receives proposals from banks for privatization, sources tell Bloomberg", which contains the following statements:

Eletrobras (ELET3;ELET6) received a proposal from 14 banks to coordinate what may be one of the largest share offerings by a Brazilian company, worth around BRL 103 billion, said people familiar with the matter.

The idea is to choose four global coordinators and one more bank that will focus on retail distribution, said the people, who asked not to be identified, as the conversations are not public. The investment bank boutique Laplace Finanças was hired to advise Eletrobras in the transaction, in which the Brazilian government intends to sell its control of the company in the market.

The plan is to make a first offering of BRL 23 billion in new voting shares to be issued by the company in a capital increase likely early next year, according to BNDES. The government would not buy shares and would have its participation diluted.

Subsequent offers would be made of shares already held by the government until its share drops to 45%, which could add a further BRL 80 billion to the transaction. Today the government, including the BNDES, has a 61% stake in the company.

In the model designed, the government would have a 'golden share', which would give it the right to veto.

2. In this regard, we request a statement from the company regarding the veracity of the news, and, if so, explain the reasons why it did not consider it to be a material fact, as well as comment on other information considered important on the subject.

3. Such manifestation must occur through the Empresa.NET System, category: Market Announcement, type: Clarifications on CVM/B3 questions, subject: News Published in the Media, which must include the transcription of this official letter. The fulfillment of this request for manifestation through a Notice to the Market does not exempt the possible determination of responsibility for the timely non-disclosure of a Relevant Fact, pursuant to CVM Resolution 44/21.

4. We remind you, pursuant to the provisions of art. 3 of CVM Resolution No. 44/21, the investor relations officer must be required to disclose and communicate to the CVM any material fact that has occurred or is related to its business, as well as to ensure its wide and immediate dissemination. Furthermore, the DRI must inquire the company's managers and controlling shareholders, as well as all other persons with access to relevant acts or facts, in order to ascertain whether they would have knowledge of information

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

that should be disclosed to the market, as required by the sole paragraph of art. 4 of the mentioned rule.

5. We advise that, by order of the Superintendence of Relations with Companies, in the use of its legal attributions and, based on item II, of art. 9, of Law No. 6,385/76, and CVM Instruction No. 608/19, it will be up to the determination of the imposition of a punitive fine, in the amount of BRL 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance of the requirement contained in this letter, sent exclusively by e-mail, until 10.26.2021.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.